EXHIBIT 99.4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Fortuna Silver Mines Inc.

We consent to the use of:

●	our report dated March 23, 2022 on the consolidated financial statements of Fortuna Silver Mines Inc. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated March 23, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-237897) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2022

Vancouver, Canada